08025545

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 27 2008

SEC FILE NUMBER
8-35847

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Washington, DC 110

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Transamerica Securities Sales Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1150 South Olive Street, Suite T-2500 (No. and Street)

Los Angeles (City) CA (State) 90015 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Chuang (213) 741-5797

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309

(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Oath or Affirmation

I, Sandra C. Brown, affirm that to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Transamerica Securities Sales Corporation as of December 31, 2007, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sandra C. Brown
Sandra C. Brown,
President

Subscribed and sworn to (or affirmed) before me on this 22nd day of February,
Date Month
2008, by Sandra C. Brown, proved to me on the basis of
Year Name of Signer
satisfactory evidence to be the person who appeared before me.

Gina Tibbitts
Notary Public,
State of California, County of Los Angeles

GINA E. TIBBITTS
Commission # 1767588
Notary Public - California
Los Angeles County
My Comm. Expires Oct 11, 2011

This report contains:

(X) (a) Facing page
(X) (b) Statement of Financial Condition
(X) (c) Statement of Operations
(X) (d) Statement of Cash Flows
(X) (e) Statement of Changes in Stockholder's Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X) (g) Computation of Net Capital
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( ) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report
(X) (n) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Financial Statements and Supplemental Information (for SEC Filing Purposes)

Transamerica Securities Sales Corporation
Years Ended December 31, 2007 and 2006
With Report and Supplementary Report of Independent Registered
Public Accounting Firm

Transamerica Securities Sales Corporation

Financial Statements and Supplemental Information

Years Ended December 31, 2007 and 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
Transamerica Securities Sales Corporation

We have audited the accompanying statements of financial condition of Transamerica Securities Sales Corporation (the Company) as of December 31, 2007 and 2006, and the related statements of operations, changes in shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transamerica Securities Sales Corporation at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 14, 2008

Transamerica Securities Sales Corporation

Statements of Financial Condition

	December 31	
	2007	2006
Assets		
Cash and cash equivalents	$ 408,692	$ 360,180
Interest and 12b-1 fee receivable	4,994	5,005
Accounts receivable	–	2,242
Recoverable under tax allocation agreement	3,018	–
Total assets	$ 416,704	$ 367,427
Liabilities and shareholder's equity		
Liabilities:		
Payable under tax allocation agreement	$ –	$ 932
Due to affiliate	26,791	31,231
Total liabilities	26,791	32,163
Shareholder's equity:		
Common stock, par value $0.01 (20,000 shares authorized, 1,000 shares issued and outstanding)	10	10
Additional paid-in capital	189,668	189,668
Retained earnings	200,235	145,586
Total shareholder's equity	389,913	335,264
Total liabilities and shareholder's equity	$ 416,704	$ 367,427

See accompanying notes.

Transamerica Securities Sales Corporation

Statements of Operations

	Year Ended December 31	
	2007	**2006**
Revenues:		
Commissions and 12b-1 fees from registered investment products	**$ 3,417,644**	$ 5,719,456
Interest income	**12,533**	11,828
Total revenues	**3,430,177**	5,731,284
Expenses:		
Commissions paid for sale of registered investment products	**3,334,315**	5,682,106
Filing fees and other expenses	**2,367**	6,174
Total expenses	**3,336,682**	5,688,280
Income before taxes	**93,495**	43,004
Federal income taxes	**29,447**	15,052
State taxes	**9,399**	–
	38,846	15,052
Net income	**$ 54,649**	$ 27,952

See accompanying notes.

Transamerica Securities Sales Corporation

Statements of Changes in Shareholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2006	$ 10	$ 189,668	$ 117,634	$ 307,312
Net income	–	–	27,952	27,952
Balance at December 31, 2006	10	189,668	145,586	335,264
Net income	–	–	**54,649**	**54,649**
Balance at December 31, 2007	**$ 10**	**$ 189,668**	**$ 200,235**	**$ 389,913**

See accompanying notes.

Transamerica Securities Sales Corporation

Statements of Cash Flows

	Years Ended December 31 2007	2006
Operating activities		
Net income	$ 54,649	$ 27,952
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable	–	59,877
Interest and 12b-1 fee receivable	11	(1,615)
Accounts receivable	2,242	(2,242)
Due to affiliate	(4,440)	31,231
Commissions payable	–	(59,877)
Recoverable under tax allocation agreement	(3,950)	(7,185)
Net cash provided by operating activities	48,512	48,141
Cash and cash equivalents at beginning of year	360,180	312,039
Cash and cash equivalents at end of year	$ 408,692	$ 360,180
Cash paid during the year for		
Income taxes	$ 42,796	$ 15,846

See accompanying notes.

1. Summary of Significant Accounting Policies

Transamerica Securities Sales Corporation (the Company) is registered with the Securities and Exchange Commission (SEC) as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company is a wholly owned subsidiary of Transamerica International Holdings, Inc., which is a wholly owned indirect subsidiary of AEGON N.V., a holding company organized under the laws of the Netherlands.

The Company is the principal distributor of the variable universal life insurance policies of Transamerica Occidental Life Insurance Company (TOLIC), an affiliated company.

The Company does not carry customer accounts nor perform custodial functions related to customer securities and is, therefore, exempt from the provision of Rule 15c3-3 of the SEC.

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of a bank sponsored money market fund. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Commissions

Commission revenue and commission expense are recorded on a trade-date basis as securities transactions occur.

Reclassifications

Certain reclassifications have been made to the 2006 financial statements to conform to the 2007 presentation.

2. Transactions With Affiliates

The Company transacts with certain AEGON subsidiaries and affiliates in the normal course of operations. All commission amounts earned and paid relate to these agreements. Pursuant to distribution agreements, commissions owed to representatives of the Company are paid directly to the representative by TOLIC. Accordingly, commissions and 12b-1 fees receivable and commissions and 12b-1 fees payable are settled on a net basis with the affiliated companies. AEGON provides certain personnel and other support services to the Company.

The Company is party to a cost sharing agreement between AEGON USA Inc. companies, providing general administrative services as needed. During 2007 and 2006, a significant portion of the operating expenses were attributable to such agreement, which approximates their costs to the affiliates.

3. Income Taxes

The Company files consolidated federal and state income tax returns with certain affiliates. Under the terms of a tax-sharing agreement, each member of the group has agreed to pay its proportionate share of income taxes calculated on a separate return basis, except that tax credits and net operating loss carryforwards are determined on the basis of the consolidated group.

Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to income before income taxes due to nondeductible expenses and state taxes.

The Company adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, on January 1, 2007.

The Company has analyzed all material tax positions under the provisions of FASB Interpretation No. 48 and has determined that there are no tax benefits that should not be recognized as of January 1, 2007 and as of December 31, 2007. There are no unrecognized tax benefits that would affect the effective tax rate. It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase within 12 months of the reporting date.

The Company classifies interest and penalties related to income taxes as interest expense and penalty expense, respectively. The Company has recognized no such interest and penalties in its financial statements for the years ended December 31, 2007 and 2006.

The Company files in a consolidated return in the U.S. federal tax jurisdiction and various state tax jurisdictions. The Internal Revenue Service audits are final for tax years prior to 2001.

4. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notifications and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2007, the Company had net capital of approximately $380,687, which was $375,687 in excess of the required net capital of $5,000.

Supplemental Information

Transamerica Securities Sales Corporation

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2007

Computation of net capital		
Total shareholder's equity		$ 389,913
Nonallowable assets and deductions:		
Receivable from affiliates	$ 4,829	
Total deductions and/or charges		4,829
Net capital before haircuts on securities positions		385,084
Haircuts on securities		4,397
Net capital		$ 380,687
Computation of alternative net capital requirement		
Net capital requirement (minimum)		$ 5,000
Excess net capital		$ 375,687

There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2007.

Transamerica Securities Sales Corporation

Statement Regarding SEC Rule 15c3-3

December 31, 2007

Determiniation of Reserve Requirements and Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007

The Company is exempt from the Special Reserve Bank Account Requirement
According to the provision of Rule 15c3-3(k)(1)

The Company is exempt from SEC Rule 15c3-3 as it relates to possession and control requirements under the Rule 15c3-3(k)(l) exemptive provision.

ERNST & YOUNG

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors and Shareholder
Transamerica Securities Sales Corporation

In planning and performing our audit of the financial statements of Transamerica Securities Sales Corporation (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 14, 2008

END